EXHIBIT 99.1

Response re: Injunction for Proposed Agreement to Sell B Communications Shares to the Neuman Group

Ramat Gan, Israel – June 20, 2018 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

On June 18, 2018, the Company reported of the motion filed by the special appointed managers of the Company’s controlling shareholder, Eurocom Communications Ltd., to the Tel Aviv-Jaffa District Court (the “Court”) suspending the negotiations for the sale of ordinary shares of the Company’s subsidiary, B Communications Ltd. (“BCom”).

The Company now reports that it filed its response to the Court on June 20, 2018 and expressed its objection to the motion, reiterating its position regarding its obligations as an independent public company and autonomous entity.

The Company added that until there is a concrete finalized deal acceptable to the Company’s Board of Directors, it will continue to examine an organized sale of BCom shares in light of the market conditions in and outside Israel, and will engage qualified investment bankers, if and as required. Also, during the past few days, it has been discussing with the various interested parties to see what the optimal course of action is to continue the possible sale process. The Company has previously reported on this process.

Ami Barlev, Chairman of the Company’s Board, said: “the transaction, which was recently discussed by the Board of Directors, is not a single transaction, but rather should be viewed as part of the very intensive market review processes which the Company has undertaken for many months in and outside Israel. The Board of Directors has set forth a number of prerequisites and until a final deal is presented that is acceptable to the Board, both commercially and legally, a sale will not be completed. The Company will continue to assess opportunities in light of market conditions.”

Forward-Looking Statements

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